Filed by Expedia, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933
Subject Company: Expedia, Inc.
Commission File No. 000-27429

IF AN EXCHANGE OFFER FOR EXPEDIA SHARES IS COMMENCED, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ USA INTERACTIVE’S EXCHANGE OFFER STATEMENT FOR EXPEDIA AND EXPEDIA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHEN AND IF FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THESE DOCUMENTS, WHEN AND IF FILED, AND OTHER DOCUMENTS FILED BY EXPEDIA AND USA INTERACTIVE FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV. IN ADDITION, EXPEDIA’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, WHEN AND IF FILED, MAY BE OBTAINED FREE OF CHARGE BY CONTACTING EXPEDIA, INC., 13810 SE EASTGATE WAY, SUITE 400, BELLEVUE, WASHINGTON, 98005, ATTENTION: INVESTOR RELATIONS.

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of Expedia with respect to future events, and are based on information currently available to Expedia. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and the other subsidiaries of Expedia, and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. Expedia undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

[The following is the text of an email message sent by Richard Barton, the President and Chief Executive Officer of Expedia, Inc., to all employees of Expedia, Inc.]

From: Richard Barton
Sent: Thursday, July 11, 2002 9:18 PM
To: [all employees of Expedia, Inc.]
Subject: Special Committee Update

The special committee of our board of directors issued a press release today regarding USAI’s proposed exchange offer. Recall, in early June, USAI announced its intention to buy more Expedia stock with its own stock, at which point the board formed a special committee of independent (non-USAI, non-employee) directors to evaluate USAI’s proposed offer on behalf of non-USAI shareholders. The statement the special committee put out today is simply the next step in their process. They have hired advisors and, based on their review of Expedia’s prospects, have indicated their confidence in Expedia’s future and their high regard for Expedia’s people and achievements. Pretty good timing given it’s review season. Don’t let it go to your heads… :-)

The hard part about having performed so well, is keeping it rolling. We all have to make sure that we keep a sharp ear out for that rattle under the hood that could turn into a problem down the road, and keep a keen eye on the road conditions and what the other cars are up to. I tried to torture this analogy into staying attuned to and fearful of your customer as well, but it didn’t work. Anyway, you get the idea. I am incredibly excited about what I see in our future, folks. There is just sooo much more to be done. Our announcement yesterday about the launch of Expedia Corporate Travel Services and the welcoming of Metropolitan Travel on to our little mission to change the way travel is planned and purchased forever, is just one example of the vastness of the opportunity we face. So, let’s keep the machine humming, and find out what we can all achieve together.

Rich

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